Mail Stop 3561

September 11, 2006


William E. Hale, President
Portage Bancshares, Inc.
1311 East Main Street
Ravenna, Ohio  44266

         RE:  Portage Bancshares, Inc. ("the company")
                 Form 1-A Offering Statement
                 Filed August 2, 2006
                 File No. 24-10152

Dear Mr. Hale:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part I -  Notification

Item 4.  Jurisdictions in Which Securities Are to be Offered

1. We note the last statement in section (b), "[H]owever, the issuer may make limited offers and sales in other states to the extent permissible under such states` securities laws." Briefly name those additional states where you presently intend to offer your securities.




2. If the minimum is not reached, please state that the funds held in escrow will be promptly returned to the investors. Likewise, please revise the language in the "Plan of Distribution" section and in Item
3. of the Subscription Agreement and Item 5. of the Escrow
Agreement
filed as exhibits.

Summary Information

The Offering, page 5

3. We note in the initial paragraph, "[I]n the event the maximum number of Shares being offered are sold, the Company may use a portion of the net proceeds of this Offering to retire certain of its subordinated debt securities." (emphasis added) We note under the "Use of Proceeds" section that $2,500,000.00 is listed for the redemption of debt. Please disclose whether or not this amount is definite if the maximum amount offered is sold, or if it is subject to change. If so, please describe what factors could change the stated $2,500,000.00 amount or discuss any alternative plans if the maximum is sold.

Dilution, page 11

4. With respect to the second table, please provide a footnote which shows the computations including the items (i), (ii), and (iii) mentioned in the paragraph beneath the table.

Plan of Distribution, page 11

5. The disclosure indicates that you will offer rescission to subscribers if you extend the time period during which the minimum is required to be sold. Please reconcile that disclosure with other disclosure which indicates that the offering will not extend beyond
March 31, 2007.

6. In the event that you change the minimum amount required to be sold in your offering and undertake a rescission offering, please understand that any rescission offering would need to be commenced and completed within the currently disclosed time frame for your offering. You would need to file an amendment to the Form 1-A and suspend all sales activities until the amended Form 1-A is declared qualified. Also, please note that an amendment would need to include the financial statements required to be included an initial filing.
Please confirm your understanding of these procedures.

7. Please disclose in this section the information disclosed under "Securities Ownership of Management and Certain Security Holders" with respect to purchases in the offering by affiliates. Further, please disclose whether there is any limit on purchases by those parties and, if yes, please disclose the limit.

8. We note Exhibit 6(a), the Investment Services Agreement with
Infinex Investments, Inc. We are unable to find disclosure of this agreement in your offering statement and offering circular.
Please
revise or advise.


Use of Proceeds to Issuer, page 15

9. We note the disclosure under "Subordinated Debentures" on page
21.
We understand the Trust holds the subordinated debentures and Portage has the right to call the trust securities five years from the date of original issuance in 2004. Please explain the right of Portage to redeem the subordinated debentures with proceeds from this offering and disclose the impact of such redemption on the Trust and its security holders.


Description of Business, page 16

10. Please provide more details on the demographics of the Bank`s market area and the Bank`s competition.
11. Please include the information called for by Industry Guide 3 to the extent not presently included. Although Guide 3 expressly applies to registration statements, Guide 3 information also appears to be material to an investment decision regarding the securities of any bank holding company, including an issuer in a Regulation A offering. Please revise.
12. Please provide the disclosure required by Item 6(a)(2) of Offering Circular Model B. For example, we note the increase in nonperforming loans on page 17. Please revise or advise.


13. Please revise to provide the disclosures required by Items I, II,
III(A), III(B), V, VI and VII of Industry Guide 3.

14. Please revise to provide a discussion of your investment policy.
Disclose the significant components of your investment portfolio. Disclose what your investment strategy is when certain economic conditions persist (e.g. low interest-rate environment or vice-versa) and its impact on your investment portfolio. Include in your discussion the impact that these economic conditions (e.g. the value of mortgage backed securities is inversely correlated to changes in market interest rates) may have on your results of operations (e.g.
realized gains or losses and investment income) and liquidity
(e.g.
investment turnover and yields).

15. Please revise your disclosure of non-accrual, past due and restructured loans on page 17 to state separately (i) the gross interest income that would have been recorded for the period ended June 30, 2006 if the loans had been current in accordance with the original terms and (ii) the amount of interest income on those loans that was included in net income for the period ended June 30, 2006 as required by Instruction 2 to Item III(C)1 of Industry Guide 3. Also, consider whether additional disclosures are required regarding the significant increase in non-accrual loans from December 31, 2005 to
June 30, 2006.
16. Please revise your breakdown of the allowance for loan losses by loan type presented on page 19 to include data for the fiscal year ended December 31, 2004. Also, revise to present this data in categories consistent with that presented in your table on page 18 (e.g. commercial). Refer to Item IV(B) of Industry Guide 3.
17. Please consider including a Management`s Discussion and Analysis section in accordance with Item 303(b) of Regulation S-B. While there is no specific MD&A requirement in Model B of Form 1-A, please consider whether such information is necessary to provide potential investors with all relevant information pertaining to the proposed offering.


Subordinated Debentures, page 21

18. Please tell us how the offering of the Trust securities was conducted under the federal securities laws. If an exemption from federal registration was relied upon, please identify the exemption and explain the facts supporting the availability of the exemption.

19. In an appropriate location in your offering circular, please discuss the principal terms of your subordinated debentures. As Portage is a guarantor of the Trust securities, please disclose the principal terms of those securities also.
20. Please disclose the meaning of the term "pooled offering" as used on page 16.

Description of Property, page 21
21. Please disclose the source of funds for the purchase of the Original Bank Property and the 3 parcels of real estate listed on page 22.
22. Here or elsewhere as appropriate, please provide a brief background on Portage Land Company and its relationship to the Company.
23. Please file the lease agreement with Portage Land Company as an exhibit to the Form 1-A.

 Directors, Executive Officers..., page 22

24. Where not already provided, please expand to provide the business experience during the past five years of each director and executive officer as required by the Form.

Remuneration of Directors and Officers, page 26

25. Please provide the aggregate annual remuneration of each of the three highest paid executive officers during fiscal 2005 in addition to the group disclosure now provided.
26. Please refer to the cash bonus plan as the Portage Community
Bank
Bonus Plan as set forth in the exhibit index. Please summarize the features of the bonus plan.

Certain Relationships and Related Transactions, page 32

27. Where appropriate, please update to provide the outstanding balance on the loans described herein to the most recent date practicable.






Supervision and Regulation, page 36

28. Please disclose the Bank`s capital requirements and the Bank`s actual capital ratios.

Part III.

Exhibits

29. Please file all exhibits required by Form 1-A, including the documents relating to the subordinated debentures and the Trust.

(4)  Subscription Agreement

30. Securities issued under Regulation A are not restricted securities under the federal securities laws. Please revise.

31. Please do not include provisions which suggest to an investor that he is waiving his rights under the federal securities laws. In this regard, please remove purchaser representations that an investor is capable of evaluating the merits and risks of investment and understands the risks of investment.

(11) Form of Opinion
32. Revise your legality opinion to indicate that the opinion opines upon Ohio law including the statutory provisions, all applicable provisions of the Ohio Constitution and all reported judicial decisions interpreting those laws.

Signatures

33. The individual operating in the capacity of Chief Executive
Officer and Chief Financial Officer should be so designated in accordance with the Form 1-A requirements.







Interim Financial Statements

General

34. Please revise your interim financial statements, as necessary, to reflect changes made in response to comments below on your annual financial statements.
35. We note your disclosure on page 26 regarding the commitment to issue Mr. Coe up to 500 shares of common stock. Please tell us how you have accounted for this commitment in the financial statements, and revise your disclosures to include the material terms of the commitment.
Notes to Interim Financial Statements
Note 5 - Stock Options and Awards, F-11

36. Please revise to include the minimum disclosures required by paragraphs 64, A240 and A241 of SFAS 123(R).
Audited Financial Statements
Notes to Audited Financial Statements
General

37. Please revise to disclose the terms and conditions surrounding each of your lines of credit similar to that disclosed on page 9.
Note 1 - Summary of Significant Accounting Policies, F-22

38. Please revise to include the volatility assumption and method used to determine the fair value of stock options for each fiscal year end. If the minimum value method was used, revise your disclosure to indicate this.

39. We note your disclosure on page F-25 that no compensation expense was recorded relating to the accelerated vesting of the stock options. Tell us how you determined this in accordance with paragraph 36 and Illustration 3(a) of FIN 44. Consider whether additional disclosures may be required relating to any contingent compensation expense that will be required to be recorded to the extent that any of the affected employees terminate their employment prior to the date in which they would have vested under the original terms of the awards. We may have additional comments after reviewing your response.
Note 7 - Subordinated Debentures, F-33

40. Tell us whether you have consolidated Portage Bancshares
Capital
Trust I in your financial statements, and how your accounting treatment complies with the requirements of FIN 46(R). Revise your disclosure to provide the information required by Section II.K. of the December 1, 2005 Current Accounting and Disclosure Issues in the
Division of Corporation Finance release, which can be obtained at: http://www.sec.gov/divisions/corpfin/acctdis120105.pdf
Other Regulatory

41. Please provide a currently dated consent of the independent accountants with your amended filing in accordance with Part III - Exhibits Item 2 (10) of the Form 1-A general instructions. Update the financial statements as required by Items (1) and (2) of Part F/S.


Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please allow adequate time after the filing of any amendment for further review before submitting a request. Please provide this request at least two business days in advance of the requested effective date.

Please contact Brian Bhandari at (202) 551-3390 with any questions regarding accounting issues and you may contact Janice McGuirk at
(202) 551-3395 with any other questions.




Sincerely,





John Reynolds

Assistant Director


cc:  Mark A. Peterson, Esq.
       via fax (614) 228-1472





William E. Hale
Portage Bancshares, Inc.
September 11, 2006
Page 1